March 9, 2016
HORACE L. NASH		EMAIL HNASH@FENWICK.COM Direct Dial (650) 335-7934

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Paul Fischer, Attorney-Advisor
Terry French, Accountant Branch Chief
Sharon Virga, Staff Accountant

Re:	Gridsum Holding Inc.
Draft Registration Statement on Form F-1
Amended August 27, 2015
CIK No. 0001647338

Ladies and Gentlemen:

On behalf of Gridsum Holding Inc. (“Company”), we are transmitting this letter in response to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff’s letter dated September 3, 2015, with respect to the draft no. 2 of the registration statement on Form F-1 (“Draft No. 2”) that was confidentially submitted to the Commission on August 27, 2015.  The registration statement on Form F-1 (“Registration Statement”) is being filed concurrently herewith.  The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comments are presented in bold italics.  For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and copies of the Registration Statement that are marked to show changes from Draft No. 2 as originally submitted.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 69

1.              We note that the increase in accounts receivable during the interim period ended June 30, 2015 is significantly greater than the amount of revenue for the interim period. Please expand your disclosure of the significant increases in cash used in operations and accounts receivables to discuss the primary factors contributing to the increase.  You disclose that accounts receivable includes amounts you paid, or will pay, to search engines on behalf of customers. Please disclose in MD&A and the notes to the financial statements the amount of payments to service providers included in accounts receivable.

In response to the Staff’s comment, the Company has revised its disclosure on pages 71 and F-29.

Unaudited Interim Consolidated Financial Statements

Notes to Unaudited Interim Consolidated Financial Statements

1. Organization and Principal Activities

Risks in relation to the VIE structure, page F-49

2.              We note your disclosure on page F-51 that net revenues were $30,876,623 for the interim period ended June 30, 2015 which is different from the amount of net revenues in your Unaudited Interim Consolidated Statements of Operations and Comprehensive Loss. Please reconcile this difference.

The Company respectfully advises the Staff that the Company has revised the Registration Statement to include audited financial statements for the year ended December 31, 2015.  The Company further advises the Staff that the difference between the net revenue as disclosed on page F-15 of $44,278,289 and the amount of net revenue for the year ended December 31, 2015 on the face of the Audited Consolidated Statements of Operations and Comprehensive Loss consists of intra-group revenue generated by the VIE, which was eliminated in the consolidated financial statements. As noted in the second full paragraph on page F-18, that amount includes inter-group transactions with other entities in the Group.  In contrast, the amount in the Audited Consolidated Statements of Operations and Comprehensive Loss eliminates this amount in consolidation.

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Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7934 or, in my absence, Niki Fang at (650) 335-7252.

Sincerely,

/s/ Horace L. Nash
Horace L. Nash

cc:	Via E-mail
Guosheng Qi
Michael Peng Zhang
Gridsum Holding Inc.

Gordon K. Davidson, Esq.
Niping Wu, Esq.
Niki Fang, Esq.
Fenwick & West LLP

Chris K.H. Lin, Esq.
Daniel Fertig, Esq.
Simpson Thacher & Bartlett LLP

William Lam
PricewaterhouseCoopers Zhong Tian LLP